Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Progen successfully raises $12.72 million under Offer

Melbourne, Australia, 11 December 2015. Progen Pharmaceuticals Limited (the Company) (ASX: PGL, OTC: PGLA) is pleased to announce that the Company has received valid applications for a total of 69,579,000 new shares under the Prospectus dated 10 November 2015, which represents a total raising of $12,721,590.

Jitto Arulampalam, Executive Chairman of the Company, said “We are delighted with the outcome of the offer and with the strong support we have received from the investment community. On behalf of the Board of Directors, I look forward to welcoming to the Company our new shareholders who will be allotted shares pursuant to the Offer.”

“The capital raised under the Offer comfortably exceeds our minimum raise target of $10 million, and will enable the Company to continue with its transformation into a global molecular diagnostic business,” Mr Arulampalam said.

The Offer closed on Wednesday 9 December 2015. Shares under the Offer will be allotted to Applicants in the coming days.

The Company is continuing to work through the next stages of finalising re-compliance with Chapters 1 and 2 of the ASX Listing Rules, and hopes to provide an updated timetable to shareholders and the market on Monday as to when it expects to commence trading on the ASX.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.